Exhibit 99.1

Mountain Province Diamonds Provides 2020 Guidance

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Dec. 19, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) is pleased to provide guidance for 2020 for the Gahcho Kué Mine. All amounts expressed in Canadian dollars unless otherwise stated.

2020 Guidance: (all figures quoted on a 100% basis)

  42 – 43 million total tonnes mined (ore and waste)
  3.3 – 3.4 million ore tonnes mined
  3.3 – 3.4 million ore tonnes treated
  6.75 – 6.95 million carats recovered
  Production costs of $105 – $115 per tonne treated
  Production costs of $50 – $55 per carat recovered
  Sustaining Capital Expenditures of $26.5 million

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"As we approach the end of 2019, I am pleased to confirm that we will achieve the upper end of our production guidance of 6.7 – 6.8 million carats recovered. Importantly, we have also reduced our cost guidance to $95 - $105 per tonne treated from the original guidance of $110 - $120 per tonne treated.

From an operational point of view, 2019 has been a strong year for Mountain Province Diamonds.  The operating team successfully managed the challenges faced throughout the year and has crucially set a solid platform for 2020, increasing the plant's capacity and allowing for greater operational flexibility. This enables Mountain Province Diamonds to explore greater opportunities for growth within its highly prospective land package.

The Company's guidance for 2020 demonstrates that the operating margins remain healthy and the mine continues to generate positive free cash flow, providing better leverage to fund the potential expansion of all the assets within its portfolio.

The second half of 2019 has clearly been challenging for all diamond producers with prices for rough diamonds experiencing sustained pressure. There are however, positive signs that the market is stabilising. Indeed, Mountain Province Diamonds' prices over its last two sales have been positive. The major producers have also continued to sell to meet their clients demands which is encouraging to see. Thankfully the positive start to the global diamond retail season continues which will also help to balance the rough and polished diamond pipelines. Lastly, the recently agreed acquisition of Tiffany by LVMH is a further confidence boost for our industry and signals a strong commitment to the luxury retail diamond market which can only be good for the sector in the long term."

Qualified Persons

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 19-DEC-19